

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Michael J. Fiddelke
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, MN 55403

      Re: Target Corporation
          Form 10-K for Fiscal Year Ended January 30, 2021
          File No. 001-06049

Dear Mr. Fiddelke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services